July 29, 2016
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Cecilia Blye
      Pradip Bhaumik
Mara Ransom

Re: The Western Union Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 19, 2016
File No. 1-32903
Ladies and Gentlemen:
On behalf of The Western Union Company, a Delaware corporation (the “Company”), we are writing in response to the comments contained in the comment letter dated July 20, 2016 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth each comment contained in the Comment Letter along with the response of the Company.

General

1.
In your letter to us dated May 8, 2013, you described your contacts with Sudan and Syria and indicated that you did not anticipate materially changing the nature and extent of your contacts with those countries in the future. On page 16 of the Form 10-K, you state that you provide limited money transfer and payment services to individuals in Sudan and Syria. As you are aware, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your past, current and anticipated contacts with Sudan and Syria since the 2013 letter, whether through direct or indirect arrangements. You should describe any products, services or technology you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

RESPONSE:
The following provides an update to the description of the Company’s business relating to each of Sudan and Syria since the Company’s letter to the Staff dated May 8, 2013. Absent material changes to the United States rules and regulations that govern doing business in these countries, the Company does not anticipate materially changing the nature and extent of its contacts with these countries in the future.

Sudan: The Company, through its subsidiaries, conducts its consumer-to-consumer money transfer services with respect to Sudan pursuant to a general license effective June 13, 2005 from the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”). That license authorizes transmission of funds by U.S. registered money transmitters, if those funds are “noncommercial, personal remittances” for persons ordinarily resident in Sudan, and provided the transfer is not by, to or through a person included within OFAC’s definition of the Government of Sudan. The Company has been providing these services in Sudan since April 2006. The Company currently provides such money transfer services with respect to Sudan through contractual arrangements with three third-party agents which provide in-bound, intra-country and out-bound money transfer services from approximately 23 locations. Also through its subsidiaries, the Company provides limited payment services with respect to Sudan pursuant to certain other OFAC general licenses and sanctions rule exemptions.

Except those contacts related to its provision of authorized consumer-to-consumer money transfer services and payment services as described above, the Company has not had and does not have any agreements, arrangements or other contacts with the Sudanese government or entities it controls.

Syria: The Company, through its subsidiaries, has been providing limited consumer-to-consumer money transfer services with respect to Syria for over ten years in accordance with United States laws expressly authorizing its services in that country. The Company provides these money transfer services with respect to Syria through contractual arrangements with two third-party agents, which operate a network of approximately 43 locations that offer in-bound, intra-country and out-bound money transfer transactions. The Company, through its subsidiaries, also provides limited payment services with respect to Syria pursuant to certain other OFAC general licenses and sanctions rule exemptions.

Except those contacts related to its provision of authorized consumer-to-consumer money transfer services and payment services as described above, the Company has not had and does not have any agreements, arrangements or other contacts with the Syrian government or entities it controls.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

RESPONSE:
The Company respectfully informs the Staff that it believes its contacts with Sudan and Syria are not material to the Company’s results of operations or financial condition and therefore do not create a material investment risk for the Company’s security holders or present material risks for the Company’s reputation or share value.

Quantitative Factors: As of December 31, 2015, the Company had a network of over 500,000 agent locations in more than 200 countries and territories. The combined number of agent locations in Sudan and Syria constituted less than one-tenth of one percent of the Company’s agent network.

Revenues from the Company’s business in Sudan and Syria to date have been de minimis, and the Company expects that revenues with respect to Sudan and Syria will remain de minimis for the foreseeable future. The Company’s total revenue for each of the years ended December 31, 2013, 2014 and 2015 and for the three months ended March 31, 2016 was $5,542.0 million, $5,607.2 million, $5,483.7 million, and $1,297.7 million, respectively. The Company’s combined revenue from its business in Sudan and Syria during those periods was $11.5 million, $12.8 million, $15.1 million, and $3.1 million, respectively. In each such preceding period, the combined revenue from these two countries represented less than three-tenths of one percent of the Company’s total revenue.

Neither the Company nor its subsidiaries have any offices, personnel, assets or liabilities in these countries. However, settlement receivables and obligations exist with respect to the third-party agents in Sudan and Syria. These settlement receivables and obligations represent transferred funds that are receivable from or payable to these agents. Generally, more money is transferred into, as opposed to out of or within, Sudan or Syria. Accordingly, the Company was in a net settlement obligation position at each of December 31, 2013, 2014 and 2015, and March 31, 2016. Total settlement obligations for the business associated with these countries at such dates were $2.3 million, $3.2 million, $2.9 million, and $2.8 million, respectively. Comparatively, total settlement obligations for the Company were $3,270.4 million, $3,313.7 million, $3,308.7 million, and $3,326.1 million, respectively. The settlement obligations for these two countries combined was less than one-tenth of one percent of the Company’s total settlement obligations at each of December 31, 2013, 2014 and 2015, and March 31, 2016.

Qualitative Factors: The Company has conducted activities openly in Sudan and Syria for many years and has been disclosing these activities in each of its Annual Reports on Form 10-K since its spin-off from First Data Corporation in September 2006. Such activities are conducted in accordance with United States rules and regulations. The Company does not have offices, personnel, assets or liabilities in these countries and the value of the money transfers involving these countries is limited. The Company believes the limited nature of the Company’s operations in these jurisdictions, combined with a regulatory compliance program designed to help ensure compliance with United States law, protect the Company’s reputation and avoid material risks for security holders.

In light of these factors, the Company does not believe that a reasonable investor would deem the limited contacts the Company has with Sudan and Syria to be qualitatively important in making an investment decision or perceive any reasonable risk to the Company’s reputation or stock price associated with these contacts. The Company has considered the various divestment initiatives regarding companies that do business in countries designated as state-sponsors of terrorism. In the Company’s view, the Company’s limited contact with Sudan and Syria, combined with its robust regulatory compliance program, do not present a material investment risk for the Company’s security holders. Among other things, the Company does not believe that divestiture initiatives related to contacts with these countries - if any were to occur - would have a material adverse effect on the Company’s stock price or its security holders.
In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (720) 332-8680.

Very truly yours,
/s/ John R. Dye
John R. Dye
Executive Vice President, General Counsel and Secretary
The Western Union Company

cc:	Hikmet Ersek
Sidley Austin LLP
Ernst & Young LLP